Exhibit 99.1

HomesToLife Ltd Reports 405% Revenue Increase,

Net Income of $125K in First Quarter 2025

SINGAPORE, June 12, 2025 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America regions, today announced unaudited financial results for the first quarter ended March 31, 2025. (“Q1 2025”)

The Company posted net revenue of $5.2 million in Q1 2025, up 405% from net revenue of $1.0 million in Q1 2024. This increase was driven by a $4.4 million revenue contribution from HTL Far East Pte. Ltd. (“HTL Far East”), the Company’s Asia sales subsidiary launched in November 2024. Revenue from HomesToLife Pte. Ltd., the Company’s Singapore retail business, declined 19% year-over-year to $840,000, but this business improved its gross margin to 73% compared with 68% in Q1 2024.

Net income for Q1 2025 was $125,000, or $0.01 per share, compared with a net loss of $74,000, or $(0.01) per share1, in the same period last year.

The Company’s overall gross margin declined to 26% in Q1 2025, from 68% in Q1 2024, primarily due to the lower gross margin of 17% achieved by HTL Far East. This change in revenue mix resulted in a lower blended gross margin year-over-year.

Operating expenses rose by $394,000, partly due to $336,000 in Nasdaq listing-related costs, which were not present in Q1 2024.

“The successful ramp-up of our HTL Far East business has not only produced a fivefold increase in revenue in Q1 2025, it is continuing to rapidly expand our reach and customer base across the region,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife.

“With the additional acquisition of HTL Marketing Pte Ltd (“HTL Marketing”), our B2B supplier of upholstered sofas and leather sofa materials, in May 2025, we are now positioned to expand beyond Asia and scale globally.

“By building a strong upstream export and sourcing platform, HomesToLife is evolving into a multi-market B2B furniture leader with a growing global footprint,” added Ms Phua.

1 The loss per share for Q1 2024 was calculated based on a lower weighted average share count of 13.25 million shares, compared to 14.69 million shares in Q1 2025.

The above financial highlights are reflected in the following chart:

	Q1 2025 US$’000	% of rev.	Q1 2024 US$’000	% OF REV.	Q/Q CHANGE
Net revenue	5,229		1,036		405%
Singapore retail (HTL Pte Ltd)	840	16%	1,036	100%	(19%)
Asia sales (HTL Far East)	4,389	84%	-

Gross profit	1,365	26%	705	68%	94%
Singapore retail (HTL Pte Ltd)	616	73%	705	68%	(13%)
Asia sales (HTL Far East)	749	17%	-

Operating expenses	1,163	22%	769	74%	51%
Net income /(loss)	125	2.4%	(74)	(7.1%)	269%
Net income (loss) per share	0.01		(0.01)		200%

Cash flow from operating activities turned positive at $1.4 million in Q1 2025, compared to a net outflow of $1.5 million in the same period last year. Net cash used in investing and financing activities totalled $101,000 and $775,000, respectively.

As of March 31, 2025, the Company remained in a net cash position with no bank borrowings. Cash and cash equivalents increased to $3.9 million, up from $3.4 million at December 31, 2024.

Outlook for 2025

Looking ahead, HTL Far East is expected to sustain its strong revenue momentum as it continues expanding across the Asia-Pacific region. In addition, HTL Marketing is projected to contribute between US$250 million and US$280 million in revenue for the full year.

Total revenue for 2025 is expected to be between $260 and $290 million

For the remainder of 2025, the Company will continue to maintain a robust liquidity position, providing financial flexibility to support its strategic growth initiatives while meeting near-term operational and financing needs.

About HomesToLife Ltd

HomesToLife Ltd is the holding company of HomesToLife Pte. Ltd., one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore; HTL Far East Pte. Ltd., a company dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region; and HTL Marketing Pte Ltd, a leading B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, with sales across Asia-Pacific, Europe and North America regions.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and its subsidiaries. Forward-looking statements can be identified by the words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com

HOMESTOLIFE LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Unaudited)

	As of
	March 31, 2025	December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	3,941,081	3,442,259
Accounts receivables, net	2,487,350	216,536
Inventories, net	544,689	601,900
Amounts due from related parties	418,551	2,900
Deposit, prepayments and other receivables	1,472,067	883,227
Total current assets	8,863,738	5,146,822

Non-current assets:
Plant and equipment, net	293,084	220,603
Right-of-use assets, net	2,954,863	3,250,835
Total non-current assets	3,247,947	3,471,438

TOTAL ASSETS	12,111,685	8,618,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,962,221	267,792
Customer deposits	733,145	696,538
Accrued liabilities and other payables	318,757	498,027
Lease liabilities, current portion	1,382,758	1,437,055
Income tax liabilities	94,530	-
Total current liabilities	6,491,411	2,899,412

Long-term liabilities:
Other payables	100,658	98,875
Lease liabilities, net of current portion	1,934,814	2,176,061
Total long-term liabilities	2,035,472	2,274,936

TOTAL LIABILITIES	8,526,883	5,174,348

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, $0.0001 par value, 100,000,000 shares authorized, 14,687,500 and 14,687,500 shares issued and outstanding as of March 31, 2025 and December 31, 2024	1,469	1,469
Additional paid-in capital	32,250,867	32,250,867
Accumulated other comprehensive loss	(3,428,554)	(3,444,552)
Accumulated losses	(25,238,980)	(25,363,872)
Total shareholders’ equity	3,584,802	3,443,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,111,685	8,618,260

HOMESTOLIFE LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Unaudited)

	Three Months ended March 31,
	2025	2024

Revenues, net	5,229,547	1,036,575
Cost of goods sold	(3,864,379)	(331,439)

Gross profit	1,365,168	705,136

Operating expenses:
Sales and distribution expenses	(483,326)	(552,688)
General and administrative expenses	(343,725)	(217,005)
Legal and professional fees	(336,180)	-
Total operating expenses	(1,163,231)	(769,693)

Income (loss) from operations	201,937	(64,557)

Other income (expense):
Government subsidies	10,492	-
Sundry income	6,993	-
Other expenses	-	(9,595)
Total other income (expense), net	17,485	(9,595)

Income (loss) before income taxes	219,422	(74,152)

Income tax expense	(94,530)	-

NET INCOME (LOSS)	124,892	(74,152)

Other comprehensive income:
– Foreign currency translation adjustment	15,998	3,497

COMPREHENSIVE INCOME (LOSS)	140,890	(70,655)

Weighted average number of ordinary shares:
Basic and diluted	14,687,500	13,250,000

NET INCOME (LOSS) PER SHARE – BASIC AND DILUTED	$0.01	$(0.01)

HOMESTOLIFE LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Three Months ended March 31,
	2025	2024

Net cash provided by (used in) operating activities	1,368,222	(1,458,293)
Net cash used in investing activities	(101,302)	(104,464)
Net cash (used in) provided by financing activities	(774,532)	1,943,226
Effect on exchange rate change on cash and cash equivalents	6,434	4,173
	498,822	384,642
BEGINNING OF PERIOD	3,442,259	1,366,231

END OF PERIOD	3,941,081	1,750,873

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